UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

Commission File Number 333-78481

Great Panther Resources Limited
(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]
GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED BALANCE SHEETS
(Unaudited - Prepared by Management)
	June 30,	December 31,
	2004	2003
	$	$
ASSETS

Current
Cash	3,494,444	917,753
Accounts receivable	109,221	59,947
Prepaid expenses and deposits	78,341	11,265
	3,682,006	988,965
Investments in marketable securities	850	6,850
Mineral properties	1,565,798	-
Capital assets	17,672	5,429

	5,266,326	1,001,244

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	200,167	87,961
Due to related parties	-	34,983
Due to directors	22,257	174,487
	222,424	297,431

Shareholders' equity
Capital stock	7,194,275	2,159,437
Advance on share subscriptions	-	261,775
Deficit	(2,150,373)	(1,717,399)

	5,043,902	703,813

	5,266,326	1,001,244

APPROVED BY THE DIRECTORS

/s/ Robert A. Archer Director

/s/ Kaare G. Foy Director

GREAT PANTHER RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - Prepared by Management)

	Three-month		Three-month
	period from		period from
	Apr 1, 2004	Six months	Apr 1, 2003	Six months
	to	ended	to	ended
	Jun 30, 2004	Jun 30, 2004	Jun 30, 2003	Jun 30, 2003
	$	$	$	$

Revenues
Interest	2,341	4,601	17	18

Expenses
General and administrative	190,703	402,239	32,053	43,923
Depreciation	451	871	492	985
Directors' fees	7,335	13,335	-	-
Management fees	18,000	36,000	20,250	45,000
	216,489	452,445	52,795	89,908

Loss before undernoted	(214,148)	(447,844)	(52,778)	(89,890)

Other income:
Gain on sale of investments	14,870	14,870	-	-

Loss for the period	(199,278)	(432,974)	(52,778)	(89,890)

Deficit, beginning of period	(1,951,095)	(1,717,399)	(1,480,773)	(1,443,661)

Deficit, end of period	(2,150,373)	(2,150,373)	(1,533,551)	(1,533,551)

Loss per share		(0.04)		(0.01)

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Prepared by Management)

	Three-month		Three-month
	period from		period from
	Apr 1, 2004	Six months	Apr 1, 2003	Six months
	to	ended	to	ended
	Jun 30, 2004	Jun 30, 2004	Jun 30, 2003	Jun 30, 2003
	$	$	$	$

Cash flows from (used in) operating activities
Loss for the period	(199,278)	(432,974)	(52,778)	(89,890)
Items not involving cash:
Depreciation	451	871	492	985
Gain on disposal of investments	(14,870)	(14,870)	-	-
Change in non-cash working capital items	43,704	(39,127)	16,733	4,912

	(169,993)	(486,100)	(35,553)	(83,993)

Cash flows from (used in) investing activities
Proceeds from investments	20,870	20,870	-	-
Capital assets acquired	(11,863)	(13,114)	-	-
Mineral properties	(326,957)	(598,298)	-	-

	(317,950)	(590,542)	-	-

Cash flows from (used in) financing activities
Issuance of common shares for cash	1,371,140	4,067,338	-	-
Advances on share subscriptions	-	(261,775)	-	-
Increase (decrease) in due to directors
and officers	(59,410)	(152,230)	42,927	89,123

	1,311,730	3,653,333	42,927	89,123

Increase (decrease) in cash during the period	823,787	2,576,691	7,374	5,130

Cash, beginning of period	2,670,657	917,753	1,459	3,703

Cash, end of period	3,494,444	3,494,444	8,833	8,833

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
(Unaudited - Prepared by Management

	Three-month		Three-month
	period from		period from
	Apr 1, 2004	Six months	Apr 1, 2003	Six months
	to	ended	to	ended
	Jun 30, 2004	Jun 30, 2004	Jun 30, 2003	Jun 30, 2003
	$	$	$	$

Accounting and audit	17,326	24,436	4,000	5,000
Automobile	272	1,795	2,350	4,544
Bank charges and interest	1,137	2,890	1,043	2,440
Consulting	33,998	92,952	-	-
Courier	1,117	1,972	217	255
Due diligence	-	(507)	-	-
Filing fees	13,229	36,200	4,344	7,074
Foreign exchange	4,613	12,115	(1,647)	(13,110)
General exploration expense	17,391	17,391	-	-
Investor relations	23,437	64,406	466	499
Legal	23,211	51,924	125	425
Office costs	4,500	9,000	4,500	9,000
Office supplies	6,330	7,770	1,483	1,556
Parking	15	196	497	995
Printing	9,686	16,560	1,368	1,377
Rent	6,904	13,449	6,366	12,731
Salaries	5,308	7,101	-	-
Storage	-	833	3,824	7,465
Telephone	1,811	2,768	9	21
Transfer agent fees	3,683	6,445	2,108	2,651
Travel	16,735	32,543	1,000	1,000
	190,703	402,239	32,053	43,923

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Six months ended June 30, 2004

  BASIS OF PRESENTATION

The interim period consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the previous year.

The preparation of financial data is based on accounting principles and practices consistent with those in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance Canadian generally accepted accounting principles has been condensed or omitted.

These interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual filing. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. NATURE AND CONTINUANCE OF OPERATIONS

Great Panther Resources Limited ("the Company") was continued under the Business Corporations Act (Yukon) on March 22, 1996. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby every ten common shares before consolidation became one common share after consolidation. During the first quarter of 2004, the Company acquired a private Mexican exploration company (note 4).

These interim period consolidated financial statements have been prepared on a going concern basis which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and settle its liabilities and commitments in the normal course of business.

Continued operations of the Company are dependent on the ability of the Company's management to establish viable business activities and to raise adequate financing from lenders, shareholders and other investors to support such business activities. There is no certainty that management will be able to achieve this. During the six months ended June 30, 2004, the Company completed a non-brokered private placement, a short form offering and a brokered private placement which raised gross proceeds of $843,785, $2,000,000 and $1,500,000, respectively (note 7).

	June 30, 2004	December 31, 2003

Deficit	$ (2,150,373)	$ (1,717,399)
Working capital	$ 3,459,582	$ 691,534

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Six months ended June 30, 2004

3. BASIS OF CONSOLIDATION

These interim period consolidated financial statements include the accounts of the Company and its subsidiaries, New Age Investments Inc. and Minera Mexican el Rosario, S.A. de C.V. All material intercompany balances and transactions have been eliminated on consolidation.

4. ACQUISITION OF SUBSIDIARY

Pursuant to a share purchase agreement dated December 9, 2003, the Company acquired 100% of the issued and outstanding shares of Minera Mexicana el Rosario, S.A. de C.V. ("MMR"), a company incorporated under the laws of United Mexican States. In consideration, the Company paid $50,000 and issued 2,250,000 common shares. The shares issued are subject to an escrow agreement, of which 225,000 were released immediately upon completion of the acquisition with the remaining 2,025,000 to be released over a three-year period.

5. MINERAL PROPERTIES
	San	Santo	San	Topia	Topia	Total
	Antonio	Nino	Taco	Main Block	II To IV	Jun 30,	Dec 31,
		(a)	(b)	(c)		2004	2003

Balance beginning of period	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Acquisition	-	45,518	268,047	697,935	-	1,011,500	-
Option payments	-	24,135	66,922	132,137	-	223,194	-
Staking	-	-	-	-	13,082	13,082	-
Analysis	-	2,650	3,987	745	-	7,382	-
Drilling	-	-	-	83,182-	-	83,182	-
Field costs	-	116	116	-	-	232	-
Project admin	5,716	10,166	2,097	39,172	5,301	62,452	-
Geochemistry	-		-	-	-	-	-
Geology	-	18,050	46,389	84,368	-	148,807	-
Geophysics	-	-	-	-	-	-	-
Land taxes	-	10,350	1,305	105		11,760
Miscellaneous	-	1,152	221	2,834	-	4,207	-

	5,716	112,137	389,084	1,040,478	18,383	1,565,798	-

Balance, end of period	$ 5,716	$112,137	$389,084	$1,040,478	$ 18,383	$1,565,798	$ -

    Santo Nino Project:

Effective February 11, 2004, the Company entered into an option agreement (the "Santo Nino Option Agreement") which grants the Company the right and option, for a period of three years, to purchase 100% of the ownership rights in and to the Santo Nino Mining Concession located in the Guadalupe y Calvo Mning District, State of Chihuahua, Mexico. In consideration for the right and purchase option the Company must make payments totalling US$165,000 as follows:

i) US$20,000 within 10 days of the date of registration at the Mining registry of the option agreement, paid during the period;

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Six months ended June 30, 2004

ii) US$50,000 in five payments of US$10,000 each to be made by the conclusion if each semester following the date of registration of the option agreement;

iii) US$95,000 within 45 days of the third anniversary of the date of registration of the option agreement.

There is no underlying Net Smelter Return royalty or other royalties and no work commitments on the concession.

  San Taco Project:

Effective February 28, 2004, the Company entered into an option agreement (the "San Taco Option Agreement") which grants the Company the right and option, for a period of three years plus 30 days, to purchase 100% of the ownership rights in and to the San Taco Mining Concessions located in the Guadalupe y Calvo Mning District, State of Chihuahua, Mexico. In consideration for the right and purchase option the Company must make payments totalling US$965,000 as follows:

    US$50,000 within 30 days of the signing of the option agreement, paid subsequent to March 31, 2004;

ii) US$75,000 by the first anniversary of the date of signing the option agreement;

iii) US$100,000 by the second anniversary of the date of signing the option agreement;

    US$740,000 by the third anniversary of the date of signing the option agreement.

There is no underlying Net Smelter Return royalty or other royalties and no work commitments on the concessions.

c) Topia Mine Project:

Effective February 18, 2004, the Company entered into an option agreement (the "Topia Option Agreement") which grants the Company the right and option, for a term of one year, to purchase 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia Mining Concessions located in the Municipality of Topia, State of Durango, Mexico. In consideration for the right and purchase option the Company must make payments totalling US$1,426,919 as follows:

    US$100,000 within 10 days of the date of registration at the Mining registry of the option agreement, paid during the period;

ii) US$150,000 within 5 days of the date the Company notifies the optionor of its decision to exercise the option (notice must be given within 45 days of the one year term);

iii) US$200,000 on the date of signing of the purchase agreement, to take place no later than 2 months following the date the Company notifies the optionor of its decision to exercise the option;

iv) Three annual payments of US$300,000, US$300,000 and US$376,919 each of the first, second and third year, respectively, commencing 18 months after the date the Company notifies the optionor of its decision to exercise the option.

In addition to the payments to the optionor, the Company has agreed to assume the debt currently encumbering the property, totalling US$1,094,759 (certain interest charges may apply). The debt owing is secured by the Topia Mine assets. US$200,148 is payable in full at

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Six months ended June 30, 2004

the time of signing of the purchase agreement. The balance of the debt is repayable out of production from concentrate sales as a 10% Net Smelter Return.

There is no underlying Net Smelter Return royalty or other royalties and no work commitments on the concessions.

6. CAPITAL ASSETS

June 30, 2004	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$ 23,077	$ 17,949	$ 5,128
Office furniture and equipment	13,886	12,092	1,794
Project furniture and equipment	1,695	-	1,695
Other capital assets	9,055	-	9,055

	$ 47,713	$ 30,041	$ 17,672

December 31, 2003	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$ 20,713	$ 17,278	$ 3,435
Office furniture and equipment	13,886	11,892	1,994

	$ 34,599	$ 29,170	$ 5,429

7. CAPITAL STOCK

Authorized:

Unlimited number of common shares without par value

Unlimited number of Class A preferred shares without par value, issuable in series

Unlimited number of Class B preferred shares without par value, issuable in series

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Six months ended June 30, 2004

Issued:

	Number of Shares	Amount

Balance as at December 31, 2002	1,442,698	1,152,233

Issued on debt settlement	211,834	211,834
Issued on private placements, net of issue costs	2,558,600	795,370

Balance as at December 31, 2003	4,213,132	$ 2,159,437

Issued on private placement, net of issue costs	2,280,500	838,077
Issued on short form offering, net of issue costs	3,783,085	1,853,621
Issued on brokered private placement, net of issue costs	3,000,000	1,364,408
Issued on exercise of "A' warrants	10,000	4,500
Issued on exercise of finders' warrants	9,960	4,482
Issued on exercise of agents' warrants	5,000	2,250
Issued on acquisition of subsidiary	2,250,000	967,500

Balance as at June 30, 2004	15,551,677	$ 7,194,275

Included in capital stock are 2,025,000 (December 31, 2003 - nil) common shares held in escrow.

8. STOCK OPTIONS AND WARRANTS

The Company, in accordance with the policies of the TSX Venture Exchange (the "Exchange"), is authorized to grant incentive stock options ("options") to officers, directors, employees and consultants. The Exchange policies permit the Company's directors to grant options for the purchase of shares of the Company to qualified persons as incentive for their services. Pursuant to the Company's 2003 Incentive Stock Option Plan, options must be non-transferable and the aggregate number of shares that may be reserved for issuance pursuant to options may not exceed 10% of the outstanding issue of the Company at the time of granting and may not exceed 5% of the outstanding issue to any individual (maximum of 2% to any consultant) in any 12-month period. The exercise price of options is determined by the board of directors at the time of grant. The options have a maximum term of 5 years from the date of grant.

As at June 30, 2004, the Company has incentive stock options outstanding as follows:
Number of Shares	Exercise Price	Expiry Date
790,000	$0.45	February 8, 2009
60,000	$0.52	April 5, 2009
400,000	$0.52	April 30, 2005
100,000	$0.45	May 25, 2009

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Six months ended June 30, 2004

As at June 30, 2004, the Company has warrants outstanding as follows:

	Number of Warrants	Exercise Price	Expiry Date
	25,000	$1.20	September 27, 2004
Series "A"	352,500	$0.45	October 22, 2004
Finders' Warrants	19,040	$0.45	October 22, 2004
Series "B"	1,715,000	$0.45	December 22, 2004
Agents' Warrants	320,850	$0.45	December 22, 2004
Series "C"	2,280,500	$0.45	January 13, 2005
Series "D"	1,785,714	$0.62	March 28, 2005
Agents' Warrants	591,543	$0.62	March 28, 205
Series "E"	1,500,000	$0.62	April 22, 2005
Agents' warrants	450,000	$0.62	April 22, 2005

9. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

    Paid or accrued consulting fees totalling $42,486 to a director of the Company and $20,404 to officers of the Company respectively.

    Paid or accrued directors' fees totalling $13,335 to directors of the Company.

    Paid or accrued management fees totalling $36,000 to a company controlled by a director.

    Paid or accrued office rental and administration totalling $21,731 to a company controlled by a director and $13,500 to an officer of the Company respectively.

    Paid or accrued geological consulting costs totalling $6,093 to a director of the Company and $7,732 to an officer of the Company respectively.

    Issued 1,125,000 common shares to a director of the Company and 1,125,000 to an officer of the Company respectively for the acquisition of the subsidiary.

Included in mineral properties are paid or accrued geological consulting costs totalling $7,970 to a director of the Company and $20,233 to officers of the Company respectively

Included in due to directors and officers is $15,742 due to directors of the Company and $6,515 due to officers of the Company.

10. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

For the six months ended June 30, 2003, significant non-cash transactions included:

a) The Company issuing 2,118,335 common shares common shares to settle debt totalling $211,833.

For the six months ended June 30, 2004, significant non-cash transactions included:

b) The Company issuing 2,250,000 common shares for acquisition of subsidiary at a deemed price of $967,500.

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Six months ended June 30, 2004

11. LOSS PER SHARE

Basic loss per share is computed by dividing net loss by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average number of shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. Diluted loss per share is the same as basic loss per share because the effect on the basic loss per share of outstanding options and warrants is anti-dilutive.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORM 51-102F1

August 30, 2004

This Management's Discussion and Analysis ("MD&A") reviews the activities of Great Panther Resources Limited ("Great Panther", or the "Company) and compares the financial results for the second quarter ending June 30, 2004 with those of the corresponding quarter of 2003. It is also an update to the Company's interim MD&A for the period ending March 31, 2004. For a more complete understanding of the Company's financial condition and results of operations, this MD&A should be read together with the audited and unaudited financial statements and the accompanying notes for all relevant periods, copies of which are filed on the SEDAR website.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles, and these statements are filed with the relevant regulatory authorities in Canada. All monetary are in Canadian dollars unless otherwise stated.

Forward-Looking Information and Report Date

This MD&A contains certain forward-looking information. All information, other than historical facts included herein, including without limitation data regarding potential mineralization, exploration results and future plans and objectives of Great Panther, is forward-looking information that involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate and future events and actual results could differ materially from those anticipated in the forward-looking information.

The forward-looking information is only provided as of the date of this interim MD&A, August 30, 2004 (the "Report Date").

Description and Overview of Business

Great Panther Resources Limited became an active resource exploration company listed on the TSX Venture Exchange, trading under the symbol GPR, with the acquisition in February, 2004 of 100% of the issued and outstanding shares of Minera Mexicana el Rosario, S.A. de C.V. ("MMR"), a company incorporated under the laws of United Mexican States. Great Panther's activities at the present time are focused on the exploration and development of precious and base metals in Mexico. The Company was continued under the Business Corporations Act (Yukon) on March 22, 1996 and on October 2, 2003, changed its name from Great Panther Inc. to Great Panther Resources Limited and consolidated its common shares whereby every ten common shares before consolidation became one common share after consolidation. Subsequent to the quarter-end, on July 9, 2004, the Company was continued to British Columbia.

Currently there are no mineral reserves delineated on the properties in which the Company has an interest therefore there are no producing properties, and consequently no operating income or cash flow. In the past, Great Panther has accessed, and in the future will continue to access, the equities markets to raise the funds needed to continue exploration programs on its various property holdings.

The Company capitalizes the acquisition cost of mineral properties and defers exploration and development expenditures directly related to specific mineral properties until such time as the extent of mineralization has been determined and the mineral properties are developed, the Company's mineral rights are allowed to lapse, exploration is discontinued or the Company determines that the deferred costs are in excess of the estimated net recoverable amount. At that time the deferred costs are amortized on a unit-of-production basis, written off or written down, as appropriate.

Amounts shown for mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

In addition to the non-brokered private placement and short form offering completed in January, 2004 and March, 2004, respectively, for net proceeds of $2,691,698, the Company completed a brokered private placement in April, 2004, that resulted in the issuance of 3,000,000 common shares for proceeds of

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORM 51-102F1

August 30, 2004

$1,364,352, net of issue costs. The proceeds from the financings will be used in the advancement of the Mexican property interests and for general working capital purposes.

Expenditures have increased in this quarter due to the costs associated with the financing undertaken, the expenditures on the mineral properties and the increase in investor relations activities.

Primary Mineral Properties of the Company

The Company, through its wholly owned subsidiary MMR, has acquired options on two significant projects known as the San Antonio Project and the Topia Mine Project.

The San Antonio Project, a gold-copper project, located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico, consists of six contiguous mining concessions covering in the aggregate 10,199.7 hectares. 1 concession covering in the aggregate 9556 hectares, which surrounds the other five concessions, was staked and is owned 100% by MMR. The other five concessions covering in the aggregate 643.7 hectares are held under option (the Santo Nino and San Taco Option Agreements).

  Santo Nino Project:

  The Company has entered into an option agreement (the "Santo Nino Option Agreement") granting the Company the right and option, for a period of three years, to purchase 100% of the ownership rights in and to the Santo Nino Mining Concession located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico by making staged cash payments totalling US$165,000 with no underlying Net Smelter Return royalty and no work commitments.

  San Taco Project:

The Company has entered into an option agreement (the "San Taco Option Agreement") granting the Company the right and option, for a period of three years plus 30 days, to purchase 100% of the ownership rights in and to the San Taco Mining Concessions located in the Guadalupe y Calvo Mning District, State of Chihuahua, Mexico by making staged cash payments totalling US$965,000 with no underlying Net Smelter Return royalty and no work commitments.

The Topia Mine Project, a silver-lead-zinc project, located in the Municipality of Topia, State of Durango, Mexico consists of mining concessions covering in the aggregate 10,364 hectares. Concessions covering in the aggregate 8,364 hectares were staked and are owned 100% by MMR. 43 mining concessions covering in the aggregate 1,500 hectares, including a mill and complete mining infrastructure, are held under option (the Topia Option Agreement).

c) Topia Mine Project:

The Company has entered into an option agreement (the "Topia Option Agreement") which grants the Company the right and option, for a term of one year, to purchase 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia Mining Concessions located in the Municipality of Topia, State of Durango, Mexico. In consideration for the right and purchase option the Company must make payments totalling US$1,426,919.

In addition to the payments to the optionor, the Company has agreed to assume the debt currently encumbering the property, totalling US$1,094,759 (certain interest charges may apply). The debt owing is secured by the Topia Mine assets. US$200,148 is payable in full at the time of signing of the purchase agreement. The balance of the debt is repayable out of production from concentrate sales as a 10% Net Smelter Return.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORM 51-102F1

August 30, 2004

Results of Operations

The Company reports losses of $199,278 and $432,974 and cash outflows from operations of $169,993 and $486,100 for the second quarter and six months ended June 30, 2004 compared with losses of $52,778 and $89,890 and cash outflows from operations of $35,553 and $83,993 for the corresponding periods in the previous year. The Company is in the exploration stage and has not yet determined whether its properties contain ore reserves that are economically recoverable. The Company has no producing properties, and consequently no sales and nominal interest revenues from interest bearing cash accounts. Expenses consist primarily of general and administrative expenses. General and administrative expenses for the quarter ended June 30, 2004 totalled $216,489 (2003 - $52,795) and for the six months ended totalled $452,445 (2003 - $89,908). Expenses have increased in this quarter due to the costs associated with the financing undertaken, the exploration work being carried out on the mineral properties, the increase in investor relations activities and the Annual and Special General Meeting held on June 28, 2004.

Exploration Activities and Property Expenditures

Great Panther spent $326,957 on its mineral properties during the second quarter of 2004 (2003 $ nil) and $1,565,798 for the six months ended June 30, 2004 which included acquisition costs, options payments, staking costs and exploration costs. The notes to the unaudited consolidated financial statements contain a schedule summarizing the total expenditures made on the properties.

San Antonio Project

The Company's 2004 exploration program on the San Antonio project will consist of geological mapping and sampling, prospecting, soil sampling, geophysics and diamond drilling. The objective of the program is to identify zones of continuous and economic gold grades within the mineralized structures (veins) or stockwork zones. Drill targets meritorious of evaluation have already been identified, but additional geologic and geochemical surveys will be useful for prioritizing drill targets. The first phase of a detailed mapping and rock chip geochemical sampling, both on surface and underground, has begun, with emphasis on delineating the veins along strike and determining the extent of the stockwork zone. The first assay results from the sampling program of the Santo Nino vein were received in June, 2004 and have indicated the strong presence of gold mineralization. The Santo Nino structure is the first and northernmost of three small underground workings in the San Antonio project to be sampled. More recent sampling in July, 2004 has identified a new area just 75 metres east-northeast of the Santo Nino vein. Historical mining on these veins was limited and their vertical and lateral extent is unknown as they have never been drilled. Ongoing exploration work will sample the other historic workings in detail, along with numerous other structures that have been found in the area. In addition, the large zone of stockwork and disseminated mineralization that lies between the veins is being systematically sampled in order to determine the grade and distribution of gold and copper values as field crews continue to work their way from north to south across the core claims. Work to date has improved the Company's understanding of the geology of the project area. In addition to the sampling described above, alteration studies are being conducted in order to help direct the Company towards areas of greatest potential within this extensive system and help to define targets for future diamond drilling.

Exploration on the project is being conducted by Resource Geosciences de Mexico, S.A. de C.V. of Hermisillo, Sonora under the supervision of Matt Gray, Ph.D., C.P.G. and Great Panther Vice President, Exploration, Robert Brown, P.Eng. Robert Brown is the Qualified Person under the meaning of NI43-101.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORM 51-102F1

August 30, 2004

Topia Mine Project

The Company intends to conduct an aggressive one-year advanced exploration program, budgeted at US$1 million, in order to determine the viability of putting the mine back into production. The diamond drill program has now commenced on the project, which will focus on the potential to substantially increase the resource base. Once this has been established subsequent in-fill drilling will upgrade the resource. A total of 5,000 metres of drilling are planned, in 22 surface holes, to test the strike extension of the three most prolific veins on the property.

The drilling on the project has been contracted to BDW International Drilling of Mexico, S.A. de C.V. Geological work is being conducted by Resource Geosciences de Mexico, S.A. de C.V. under the supervision of Great Panther Vice President, Exploration, Robert Brown, P.Eng. and Vice President, Operations, Ing. Francisco Ramos Sanchez. Robert Brown is the Qualified Person under the meaning of NI43-101.

Summary of Quarterly Results

The following table summarizes information derived from the Company's financial statements for each of the eight most recently completed quarters:

Quarter Ended	Revenue	Income (loss)	Income (loss) per share (1)

June 30, 2004	19,471	(432,974)	(0.04)
March 31, 2004	2,257	(231,991)	(0.03)
December 31, 2003	353	(139,588)	(0.08)
September 30, 2003	12	(44,260)	(0.03)
June 30, 2003	17	((52,778)	(0.04)
March 31, 2003	1	(37,112)	(0.03)
December 31, 2002	11	(470,714)	(0.38)
September 30, 2002	39	(87,841)	(0.07)

  The income (loss) per share amounts have been restated to reflect the ten for one share consolidation which occurred during the year ended December 31, 2003.

Fully diluted loss per share amounts are not shown as they would be anti-dilutive.

Liquidity and Capital Resources

The Company has incurred operating losses and cash outflows from operations in the quarters ended June 30, 2004 and 2003 and has working capital of $3,459,582 as at the six months ended March 31, 2004 compared with a working capital of $691,534 as at the year ended December 31, 2003. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going-concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business.

The Company's cash position was $3,494,444 at June 30, 2004 as compared to $917,753 at December 31, 2003. The Company's financial instruments are all fully cashable at any time so there are no restrictions on availability of funds.

Great Panther has no debt, does not have any unused lines of credit or other arrangements in place to borrow funds and no off-balance sheet arrangements. Great Panther does not use hedges or other financial derivatives.

Great Panther has no operations that generate cash flow. The Company's financial success relies on management's ability to find economically viable mineral deposits. This process can take many years and is largely based on factors that are beyond the control of Great Panther.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORM 51-102F1

August 30, 2004

In order to finance its exploration activities and corporate overhead, the Company is dependent on investor sentiment remaining positive towards the gold and silver exploration business generally, and towards Great Panther in particular, so that funds can be raised through the sale of the Company's securities. Many factors have an influence on investor sentiment, including a positive climate for mineral exploration, a company's track record and the experience and calibre of a company's management. There is no certainty that equity funding will be available at the times and in the amounts required to fund the Company's activities.

Great Panther has financed its activities through brokered and non-brokered private placements and a short form offering. Debt financing has not been used to fund property acquisitions and exploration and the Company has no current plans to use debt financing.

Management and the Board of Directors will review the approved work plans and budgets for the various exploration projects at regular intervals throughout the year, and may make revisions to the budgets for individual projects in response to exploration success (or the lack thereof) on such projects.

Working capital should be adequate to fund the Company's activities and to cover corporate overhead in 2004.

Management and the Board of Directors continuously review and examine proposals and projects for the Company and conduct their due diligence in respect of same.

Great Panther's issued and outstanding share capital was 15,551,677 at June 30, 2004 and remains the same as at the date of this filing. As at June 30, 2004 and as at the date of this filing, the Company had/has 1,350,000 stock options and 9,040,147 warrants outstanding. If all the remaining stock options and warrants were exercised a maximum of $5,462,150 would be added to Great Panther's treasury and shares issued and outstanding would total 25,941,824.

Transactions with Related Parties

The Company entered into the following transactions with related parties:

    Paid or accrued consulting fees totalling $42,486 to a director of the Company and $20,404 to officers of the Company respectively.

    Paid or accrued directors' fees totalling $13,335 to directors of the Company.

    Paid or accrued management fees totalling $36,000 to a company controlled by a director.

    Paid or accrued office rental and administration totalling $21,731 to a company controlled by a director and $13,500 to an officer of the Company respectively.

    Paid or accrued geological consulting costs totalling $6,093 to a director of the Company and $7,732 to an officer of the Company respectively.

    Issued 1,125,000 common shares to a director of the Company and 1,125,000 to an officer of the Company respectively for the acquisition of the subsidiary.

Included in mineral properties are paid or accrued geological consulting costs totalling $7,970 to a director of the Company and $20,233 to officers of the Company respectively.

Included in due to directors and officers is $15,742 due to directors of the Company and $6,515 due to officers of the Company.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING THE TRANSITION PERIOD

I, Robert A. Archer, President and Chief Executive Officer of Great Panther Resources Limited, certify that:

  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) of Great Panther Resources Limited (the issuer) for the interim period ending June 30, 2004;

  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and,

  Based on my knowledge, the interim financial statement together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Date: August 30, 2004

/s/ Robert A. Archer

Robert A. Archer

President and Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING THE TRANSITION PERIOD

I, Kaare G. Foy, Chairman and Chief Financial Officer of Great Panther Resources Limited, certify that:

  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) of Great Panther Resources Limited (the issuer) for the interim period ending June 30, 2004;

  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and,

  Based on my knowledge, the interim financial statement together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Date: August 30, 2004

/s/ Kaare G. Foy

Kaare G. Foy

Chairman and Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ signed

Kaare G. Foy, Chief Financial Officer
and Chairman

Date: October 29, 2004